SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GENIUS BRANDS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

37229T103

(CUSIP Number)

May 8, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the forms displays a currently valid OMB control number

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CUSIP No. 37229T103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Sara Balaban
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United State of America
5	SOLE VOTING POWER

4,941,999
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY	1,000,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	4,941,999
8	SHARED DISPOSITIVE POWER

1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,941,999*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8%*
12	TYPE OF REPORTING PERSON

IN

*See Item 4 – Ownership.

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ITEM 1. SECURITY AND ISSUER.

(a)	Name of Issuer:

Genius Brand International, Inc.

(b)	Address of Issuer:

5820 Oberlin Dr., Suite 203

San Diego, CA 92121

ITEM 2. IDENTITY AND BACKGROUND.

Item 2(a). Name of Person Filing:

This statement is being filed by Sara Balaban.

Item 2(b) Address of Principal Business Office or, if none, Residence:

Ms. Balaban, a United States citizen, has a residence address of 1265 Rubenstein Ave., Cardiff, CA 92007

Item 2(c). Citizenship:

Sara Balaban is a United States citizen.

Item 2(d). Title of Class of Securities:

Common Stock, par value $.001 per share.

Item 2(e). CUSIP Number:

37229T103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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ITEM 4. OWNERSHIP

a)	Amount beneficially owned:

Reporting Person	Shares
Sara Balaban	5,941,999*

  (b) Percent of class:

Reporting Person	Percent
Sara Balaban	8%

  (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote with respect to each Reporting Person

Reporting Person	Shares
Sara Balaban	4,941,999

(ii) Shared power to vote or to direct the vote -0-

Reporting Person	Shares
Sara Balaban	1,000,000

(iii) Sole power to dispose or to direct the disposition of with respect to each Reporting Person

Reporting Person	Shares
Sara Balaban	4,941,999

(iv) Shared power to dispose or to direct the disposition of -0-

Reporting Person	Shares
Sara Balaban	1,000,000

*Consists of (i) 4,941,999 shares of common stock directly owned by Ms. Balaban; and (ii) 1,000,000 shares of common stock held within the Balaban Children’s Trust dated October 15, 2006, of which Ms. Balaban is a co-trustee with Larry Balaban.

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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

See description of the Balaban Children’s Trust dated October 15, 2006 in Item 4.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10. CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired or held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 16, 2012	By:	/s/ Sara Balaban
Name: Sara Balaban

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